UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 4, 2020

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

2110 Narcissus Ct.

Venice, California 90291

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 1- Entry into a Material Definitive Agreement.

Effective as of June 1, 2020, Hightimes Holding Corp.(“Hightimes”), a wholly-owned subsidiary Tran-High Corporation (“Trans-High”), granted to HT Retail Licensing LLC, a newly formed subsidiary of Trans-High (the “License Holder”), the right to license or sublicense throughout the United States the HightimesTM trademark, brand and logo to both retail cannabis dispensaries and in connection with the production, sale and distribution of cannabis products.

On June 4, 2020, 1251881 B.C. Ltd., a special purpose British Columbia, Canada corporation (“Newco”), sublicensed from the License Holder the right to use the HightimesTM trademark, brand and logo for both retail cannabis dispensaries (the “Retail Sublicense”) and in connection with the production, sale and distribution of cannabis products (the “Product Sublicense”) in the State of Michigan and with corresponding rights, subject to regulatory approvals, in the States of Illinois and Florida. Newco also received the branding rights for High Times hemp derived CBD products nationally in the United States carrying the Culture® brand.

On June 4, 2020, the License Holder, Newco and 1252240 B.C. LTD. _a newly formed British Columbia, Canada subsidiary of Hightimes that owns 100% of the outstanding shares of NewCo (the “Hightimes Seller”) entered into an acquisition agreement with Red White & Bloom Brands, Inc, a British Columbia, Canada corporation (“RW&B”) pursuant to which 100% of the shares of NewCo was acquired by RW&B pursuant to a three-cornered amalgamation in exchange for $15,000,000 of RW&B securities represented by 13,500,000 common shares of RW&B, (the “RW&B Shares”).

RW&B is a publicly traded corporation whose shares recently commenced trading on the Canadian Securities Exchange (the “CSE”). The acquisition agreement provides that if the volume weighted average price of the RW&B Shares on the CSE or other recognized stock exchange or quotation system for the first 180 days following the closing of the transaction (such 180 day period, the “VWAP Period”) is less than CAD$1.50 (the “Per Share Price”), then RW&B shall issue to the Hightimes Seller on the first business day following the completion of the VWAP Period an additional $5,000,000 represented by 4,500,000 RW&B Shares (the “Top-Up Shares”) pursuant to a special warrant issued under the acquisition agreement. The acquisition agreement also provides that the Hightimes Seller may not sell more than 2/3 of the RW&B Shares for a period of sixty days.

As a result of the acquisition, Newco is the sub-licensee under the Retail Sublicense and Product Sublicense of the right to use the HightimesTM trademark, brand and logo for both retail cannabis dispensaries and in connection with the production, sale and distribution of cannabis products in the State of Michigan with corresponding rights, subject to certain regulatory approvals, in the States of Illinois and Florida.

Pursuant to the terms of the Retail Sublicense and the Product Sublicense, in addition to the RM&B Shares issuable under the acquisition agreement, Hightimes or its License Holder will receive a minimum cash royalty payment under the Retail Sublicense and the Product Sublicense of $10,750,000 in the first 18 months of the term of such licenses.

A copy of the press release announcing the RW&B transaction is attached as Exhibit 15.1 hereto.

The information contained herein, including Exhibit 15.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall the information be deemed incorporated by reference into any of our Securities and Exchange Commission filings, except as shall be expressly set forth by specific reference in such a filing. The furnishing of the information in this Current Report on Form 1-U and Exhibit 15.1 constitutes material investor information that is not otherwise publicly available.

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

by:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	June 5, 2020

3

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

6.1	Acquisition Agreement, dated June 4, 2020, between Hightimes Holding Corp., HT Retail Licensing LLC, 1252240 B.C. LTD., 1251881 B.C. LTD. and RedWhite & Bloom Brands, Inc., a British Columbia corporation

6.2	Retail License Agreement among Trans-High Corporation, TH Retail Licensing, LLC and Red White & Bloom Brands, Inc.

6.3	Product License Agreement among Trans-High Corporation, TH Retail Licensing, LLC and Red White & Bloom Brands, Inc.

15.1	Press release dated June 5, 2020

4